September 29, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Suzanne Hayes, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	ContraFect Corporation
Registration Statement on Form S-3
Filed September 4, 2015
File No. 333-206786

Response to SEC Comment Letter dated September 15, 2015

Dear Ms. Hayes:

On behalf of ContraFect Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 15, 2015 relating to the Company’s registration statement on Form S-3 (File No. 333-206786) filed on September 4, 2015 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, the Staff comment is reproduced below and followed by the Company’s response.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof.

Prospectus Cover Page

1.	We note your indication on the Prospectus Cover Page that you will include shares to be offered by your selling stockholders as part of your unallocated shelf offering. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering cannot be made on an unallocated basis. Please revise this section, the fee table, the Plan of Distribution and other portions of the registration statement, as appropriate, to register a specific amount of shares for resale. Please see General Instruction II.D of Form S-3 and Question 228.03 of our Securities Act Rules Compliance and Disclosure Interpretations located on our website.

Response:

In response to the Staff’s comment, the Company has revised the Prospectus cover page and other relevant sections of the Registration Statement to delete the aforementioned language and the “Selling Stockholders” section and to conform related language. The Company will not be including securities to be offered by selling stockholders as part of the Registration Statement.

Thank you for your attention to the Company’s response to the Staff’s comment. If you or any other member of the Staff have any further comments or questions concerning this response or Amendment No. 1, or if you require additional information, please feel free to contact me at (650) 838-3772.

Sincerely,

/s/ Christopher M. Forrester

Christopher M. Forrester
Shearman & Sterling LLP

cc:	Julia P. Gregory, ContraFect Corporation
Michael Messinger, ContraFect Corporation